Exhibit 23.3

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Consent of Independent Registered Public Accounting Firm

We consent to the use of our report dated March 31, 2023, with respect to the consolidated statement of assets and liabilities of Greenbacker Renewable Energy Company LLC and Subsidiaries, including the consolidated schedule of investments as of December 31, 2021, and the related consolidated statements of operations, changes in net assets, and cash flows for the period from January 1, 2022 to May 18, 2022 and the year ended December 31, 2021, and the related notes, incorporated herein by reference, and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

New York, New York

April 10, 2023

KPMG LLP, a Delaware limited liability partnership and a member firm of the KPMG global organization of independent member firms affiliated with
KPMG International Limited, a private English company limited by guarantee.